
November 10, 2021

Aaron Easterly
Chief Executive Officer
Rover Group, Inc.
720 Olive Way, 19th Floor
Seattle, WA 98101

> **Re: Rover Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 3, 2021**
> **CIK No. 0001826018**

Dear Mr. Easterly:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Amanda Pollard